May 5, 2014

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Agile Therapeutics, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed April 17, 2014

File No. 333-194621

Dear Mr. Riedler:

On behalf of our client, Agile Therapeutics, Inc. (“we” or the “Company”), set forth below is the Company’s response to the letter dated April 29, 2014 (the “April 29 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-194621 (the “Registration Statement”) filed with the Commission on April 17, 2014 (the “Amended Filing”).  The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions made to the Amended Filing in response to the April 29 Comment Letter, and to reflect certain additional information.  An electronic version of Amendment No. 2 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

The numbered paragraph and heading below correspond to the heading set forth in the April 29 Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.  The page number in the bold caption refers to the specified page in the Initial Filing, while the page numbers in the Company’s response refers to page numbers in Amendment No. 2.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

Business
Strategic Agreements, page 119

1.                                      We note your response to prior comment 20. The revised disclosure you have provided is confusing in light of the provisions of your agreement with Corium International, Inc. that relate to milestone events and payments. Please explain with specificity the reason(s) you believe you have no milestone payment obligations under this agreement, with a view toward clarifying this point in your disclosure.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 126 of Amendment No. 2 to now state:

“To date, we have made approximately $1.7 million of milestone payments to Corium, all of which were paid between the years 2006 and 2009.”

This revised disclosure reflects the Company’s previous payment of all of the milestone payments referenced in the Company’s agreement with Corium International Inc. (“Corium”).  Therefore, there are no milestone payment obligations remaining under the agreement.  The $3.5 million of payments made by the Company to Corium during 2012, which are currently disclosed in the Registration Statement on page 126, consisted of leasehold improvements incurred by Corium to its facilities to provide for adequate manufacturing space for the Company’s product candidates, which do not qualify as “milestone payments” as described in accounting literature (ASC 605-28).

* * * * * * *

The Company believes that the above response will be acceptable to the Staff.  Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Sincerely,

/s/ Emilio Ragosa

cc:                                Alfred Altomari, Agile Therapeutics, Inc.

Steven M. Cohen, Morgan, Lewis & Bockius LLP

Peter N. Handrinos, Latham & Watkins LLP